FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

Athens, 26.7.2013

PRESS RELEASE

National Bank of Greece is playing an active role in the restructuring of the Greek banking system. Accordingly, following its participation in the tender process arranged by the Bank of Greece and the Hellenic Financial Stability Fund, NBG is to absorb the healthy part of Probank S.A.

Based on data as at 31 March 2013, the healthy part of Probank to be absorbed by NBG includes:

Assets: €3,103 million, of which €2,597 million are loans

Liabilities: €3,203 million, of which €3,123 million are deposits

Network: 112 branches throughout Greece

NBG’s offer fully secures Probank’s depositors and customers, whose transactions will continue to be carried out normally and without any change, so as to ensure the bank’s seamless and uninterrupted operations.

The absorption of Probank’s assets will be accompanied by a respective capital injection by the HFSF, while in the next phase independent auditors will carry out an assessment of Probank’s balance sheet items. If it transpires that there is a difference between the current estimation of the value of transferred assets and liabilities and the final amount as determined by the assessment, the said difference will be covered by the HFSF in line with the established procedure, and will result in the provision of additional liquidity.

NBG welcomes the managers and staff of Probank to its Group, recognizing the efforts they have made under adverse conditions to keep the bank at a high level, and looks forward to their participation, going forward, in the Group’s efforts to meet the challenges that lie ahead.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 29th July, 2013

/s/ Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer